Exhibit 1

# ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

**18 MARCH 2021**

**WESTPAC SELLS LENDERS MORTGAGE INSURANCE BUSINESS TO ARCH CAPITAL AND ENTERS 10 YEAR SUPPLY AGREEMENT**

Westpac Group today announced it will sell Westpac Lenders Mortgage Insurance Limited (WLMI) to Arch Capital Group (Arch) and enter into a 10-year exclusive supply agreement for Arch to provide Lenders Mortgage Insurance (LMI) to the Group.

The sale price will be at book value[1] which will be determined at completion. The transaction also includes small, fixed annual payments to Westpac over the next 10 years.

Westpac will record a loss on sale in FY21 from separation and transaction costs along with the $84 million write down in goodwill that was announced with our 1Q21 Update on 17 February 2021.

The transaction is expected to add approximately 7bps to Westpac's Common Equity Tier 1 capital ratio.[2]

The new supply agreement builds on the Group's existing relationship with Arch which has provided reinsurance services to WLMI since 2011.

"Westpac is pleased to be entering into a long-term partnership with Arch as LMI is an important product that helps the Group make home ownership more accessible for more Australians," said Westpac Group Chief Executive Specialist Businesses & Group Strategy, Jason Yetton.

"The sale continues the simplification of our business and builds on our progress in becoming a simpler, stronger bank focussed on consumer, business and institutional banking."

Westpac will retain responsibility for certain legacy matters and provide protection to Arch through a combination of customary warranties and indemnities.

Completion of the transaction is subject to various regulatory approvals and is expected to occur by the end of August 2021.

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[1] Transaction proceeds will be determined on the basis of the book value at completion, which is expected to occur in 2H21.

[2] On a proforma 31 December 2020 basis.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

**For further information:**

**Lisa Parrett**
Media Relations
M. 0432 933 796

**Andrew Bowden**
Investor Relations
M. 0438 284 863
P. +612 8253 4008

**ENDS**

**About Westpac Lenders Mortgage Insurance**

WLMI provides LMI to Westpac Group for residential mortgages which is the sole product provided by WLMI.

**About Arch Capital Group Ltd.**

Arch Capital Group Ltd., a publicly listed Bermuda exempted company with approximately $15.8 billion in capital at Dec. 31, 2020, provides insurance, reinsurance and mortgage insurance on a worldwide basis through its wholly owned subsidiaries.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141